Exhibit 77q1e-2

April 29, 2008

Board of Directors
ICAP Funds, Inc.
51 Madison Avenue
New York, NY 10010

Re:      Expense Reimbursements –
MainStay ICAP Equity Fund and MainStay ICAP Global Fund, All Classes

Dear Board of Directors:

(1)            This letter will confirm our intent that, in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments and the fees and expenses of any other fund in which the Funds invest) to average daily net assets of each class of shares (the “Class”) for MainStay ICAP Equity Fund (the “Fund”), calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, we will waive a portion of the Fund’s management fees or reimburse the expenses of the appropriate Class of the Fund in the amount of such excess, consistent with the method set forth in Section (4) below:

Fund/Class	Expense Limit

MainStay ICAP Equity Fund
Investor Class	1.19%
Class A	1.19%
Class C	1.94%
Class I	0.80%
Class R1	0.90%
Class R2	1.15%
Class R3	1.40%

MainStay ICAP Global Fund
Investor Class	1.20%
Class A	1.15%
Class C	1.95%
Class I	0.90%

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We authorize the Fund and its administrator to reduce our monthly management fees or reimburse the monthly expenses of the appropriate Class of the Fund to the extent necessary to effectuate the limitations stated in this Section (1), consistent with the method set forth in Section (4) below.  We authorize the Fund and its administrator to request funds from us as necessary to implement the limitations stated in this Section (1).  We will pay to the Fund or Class any such amounts, consistent with the method set forth in Section (4) below, promptly after receipt of such request.

(2)          With regard to MainStay ICAP Equity Fund, this Agreement shall terminate on May 1, 2009. With regard to MainStay ICAP Global Fund, this Agreement shall continue until terminated. Our undertaking to waive fees and reimburse expenses as stated above may not be terminated (prior to May 1, 2009 in the case of MainStay ICAP Equity Fund) without prior approval of the Board of Directors.

(3)          The foregoing expense limitations supersede any prior agreement regarding expense limitations. Each expense limitation is an annual, not monthly, expense limitation, and is based on the fiscal year of the Fund. Consequently, if the amount of expenses accrued during a month is less than an expense limitation, the following shall apply: (i) we shall be reimbursed by the respective Class(es) in an amount equal to such difference, consistent with the method set forth in Section (4) below, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made pursuant to Sub-Section (3)(i), the Class(es) shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the year. We shall be entitled to recoupment from the Fund or Class of any fee waivers or expense reimbursements pursuant to this arrangement consistent with the method set forth in Section (4) below, if such action does not cause the Fund or Class to exceed existing expense limitations, and the recoupment is made within three years after the year in which NYLIM incurred the expense.

(4)          Any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Agreement shall be allocated among the Classes of shares of the Fund in accordance with the terms of the Fund’s multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “18f-3 Plan”).  To this end, the benefit of any waiver or reimbursement of any management fee and any other “Fund Expense,” as such term is defined in the 18f-3 Plan, shall be allocated to all shares of the Fund based on net asset value, regardless of Class.

Generally, the expense caps set forth in this Agreement are effective as of May 1, 2008. However, the expense caps for all Investor Class shares are effective as of April 29, 2008. The expense caps for all classes of MainStay ICAP Global Fund are also effective April 29, 2008.   This Agreement shall in all cases be interpreted in a manner consistent with the requirements of Revenue Procedure 96-47, 1996-2 CB 338, and Revenue Procedure 99-40, I.R.B. 1999-46, 565 so as to avoid any possibility that a Fund is deemed to have paid a preferential dividend.  In the event of any conflict between any other term of this Agreement and this Section (4), this Section (4) shall control.

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Exhibit 77q1e-2.doc

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:      /s/ Barry A. Schub
Name: Barry A. Schub
Title:   Executive Vice president

ACKNOWLEDGED:
ICAP FUNDS, INC.

By:  /s/ Stephen P. Fisher
                                        Stephen P. Fisher
                                                                                        President

Exhibit 77q1e-2.doc